UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Fourth quarter of 2015)	Previous Period (Third quarter of 2015)	Changes (%)	Year to Year Comparison (Fourth quarter of 2014)	Changes (%)
Operating Revenue	Quarterly Results	4,379,349	4,261,360	2.77	4,289,026	2.11
	Year-to-date (“YTD”) Results	17,136,734	12,757,385	—	17,163,798	-0.16
Operating Income	Quarterly Results	401,852	490,628	-18.09	490,053	-18.00
	YTD Results	1,708,006	1,306,154	—	1,825,105	-6.42
Profit from Continuing Operations Before Income Tax	Quarterly Results	404,918	554,842	-27.02	647,486	-37.46
	YTD Results	2,035,365	1,630,447	—	2,253,828	-9.69
Profit for the Period	Quarterly Results	293,453	381,797	-23.14	503,370	-41.70
	YTD Results	1,515,885	1,222,432	—	1,799,320	-15.75
Attributable To: Controlling Interests	Quarterly Results	296,019	382,251	-22.56	501,280	-40.95
	YTD Results	1,518,604	1,222,585	—	1,801,178	-15.69%

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Fourth quarter of 2015)	Previous Period (Third quarter of 2015)	Changes (%)	Year to Year Comparison (Fourth quarter of 2014)	Changes (%)
Operating Revenue	Quarterly Results	3,137,984	3,141,773	-0.12	3,180,683	-1.34
	Year-to-date (“YTD”) Results	12,556,979	9,418,994	—	13,012,644	-3.50
Operating Income	Quarterly Results	388,660	466,200	-16.63	452,474	-14.10
	YTD Results	1,658,776	1,270,116	—	1,737,160	-4.51
Profit Before Income Tax	Quarterly Results	280,467	490,835	-42.86	306,949	-8.63
	YTD Results	1,469,444	1,188,977	—	1,321,750	11.17
Profit for the Period	Quarterly Results	217,387	361,592	-39.88	218,359	-0.45
	YTD Results	1,106,761	889,374	—	1,028,541	7.60%

3. Source of Data	Data Provider	SK Telecom IR Team
	Provided for	Analysts and Institutional Investors
	Date of Provision	February 2, 2016 / 16:00(Seoul time)
	Related Event(Location)	Conference call for the year ended December 31, 2015 (SK Telecom Headquarters, Conference Room)
	Organizing Team	SK Telecom IR Team (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee

(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: February 2, 2016

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